NATURAL RESOURCE PARTNERS L.P.
601 JEFFERSON STREET, SUITE 3600
HOUSTON, TEXAS 77002
(713) 751-7507
October 11, 2005
Via EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549-7010

Attn:	H. Roger Schwall

Re:	Natural Resource Partners L.P.
Form 10-K, filed February 28, 2005
File No. 001-31465
Dear Mr. Schwall:
     On October 3, 2005, Natural Resource Partners L.P. responded to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its comment letter dated September 28, 2005. We indicated in our response letter that we would make certain changes to the disclosure in our 2005 Form 10-K. Per our subsequent discussion with Ken Schuler of the Staff, we have included as Exhibit A to this letter the form of the proposed revised language as it will appear in our 2005 Form 10-K.
     The revisions include expanded tabular disclosure with information related to the sub-regions of Appalachia, including average royalty revenue per ton calculated on a regional basis. We have also included statements that all of the reserves presented in the tables are “recoverable” reserves determined in accordance with Industry Guide 7 and that a specified percentage of the reserves are leased to third parties. In addition to the attached disclosure, we will also include maps in our 2005 Form 10-K that are substantially similar to those maps currently on our website at www.nrplp.com.
     If you have any questions with respect to the foregoing, please call the undersigned at 713-751-7516 or Kevin Wall, our Vice President and Chief Engineer, at 304-522-5757.

Very truly yours,
/s/ Wyatt L. Hogan
Wyatt L. Hogan
Vice President and General Counsel

cc: Ken Schuler

EXHIBIT A
Coal Royalty Revenues, Reserves and Production
     The following table sets forth coal royalty revenues and average coal royalty revenue per ton from the properties that we own or control for the years ending December 31, 2005, 2004 and 2003. Coal royalty revenues were generated from the properties in each of the areas as follows:

				Average Coal Royalty
	Coal Royalty Revenues			Revenue Per Ton
	Year Ended December 31,
	2005	2004	2003	2005	2004	2003
	(In thousands)			($ per ton)
Area
Appalachia
Northern
Central
Southern
Total Appalachia
Illinois Basin
Northern Powder River Basin
Total
     The following table sets forth production data and reserve information for the properties that we own or control for the years ending December 31, 2005, 2004, and 2003. All of the reserves reported below are recoverable reserves as determined by Industry Guide 7. As of December 31, 2005, in excess of      % of the reserves listed below were leased to third parties. Coal production data and reserve information for the properties in each of the areas is as follows:

				Proven and Probable
	Production and Reserves			Reserves at
	Year Ended December 31,
	2005	2004	2003	2005	2004	2003
	(Tons in thousands)
Area
Appalachia
Northern
Central
Southern
Total Appalachia
Illinois Basin
Northern Powder River Basin
Total
     We classify low sulfur coal as coal with a sulfur content of less than 1.0%, medium sulfur coal as coal with a sulfur content between 1.0% and 1.5% and high sulfur coal as coal with a sulfur content of greater than 1.5%. Compliance coal is coal which meets the standards of Phase II of the Clean Air Act and is that portion of low sulfur coal that, when burned, emits less than 1.2 pounds of sulfur dioxide per million Btu. As of December 31, 2005, approximately      % of our reserves were compliance coal. Unless otherwise indicated, we present the quality of the coal throughout this Form 10-K on an as-received basis, which assumes 6% moisture for Appalachian reserves, 12%

moisture for Illinois Basin reserves and 25% moisture for Northern Powder River Basin reserves. We own both steam and metallurgical coal reserves in Central and Southern Appalachia, and we own steam coal reserves in Northern Appalachia, the Illinois Basin and the Northern Powder River Basin. In 2005, approximately      % of the coal royalty revenues from our properties was from metallurgical coal.
     The following table sets forth our estimate of the sulfur content, the typical quality of our coal reserves and the type of coal in each area as of December 31, 2005.
Sulfur Content, Typical Quality and Type of Coal

		Sulfur Content				Typical Quality		Type of Coal
		Low	Medium	High
	Compliance	(less than	(1.0% to	(greater		Heat Content	Sulfur
Area	Coal(1)	1.0%)	1.5%)	than 1.5%)	Total	(Btu per pound)	(%)	Steam	Metallurgical(2)
		(Tons in thousands)					(Tons in thousands)
Appalachia
Northern
Central
Southern
Total Appalachia

Illinois Basin

Northern Powder River Basin

Total

(1)	Compliance coal meets the sulfur dioxide emission standards imposed by Phase II of the Clean Air Act without blending with other coals or using sulfur dioxide reduction technologies. Compliance coal is a subset of low sulfur coal and is, therefore, also reported within the amounts for low sulfur coal.

(2)	For purposes of this table, we have defined metallurgical coal reserves as reserves located in those seams that historically have been of sufficient quality and characteristics to be able to be used in the steel making process. Some of the reserves in the metallurgical category can also be used as steam coal.
     Forecasts of our future performance are based on, among other things, estimates of our recoverable coal reserves. We base our estimates of reserve information on engineering, economic and geological data assembled and analyzed by our internal geologists and engineers and which is periodically reviewed by third party consultants. There are numerous uncertainties inherent in estimating the quantities and qualities of recoverable reserves, including many factors beyond our control. Estimates of economically recoverable coal reserves depend upon a number of variable factors and assumptions, any one of which may, if incorrect, result in an estimate that varies considerably from actual results. These factors and assumptions include:
•	future coal prices, mining economics, capital expenditures, severance and excise taxes, and development and reclamation costs;

•	future mining technology improvements;

•	the effects of regulation by governmental agencies; and

•	geologic and mining conditions, which may not be fully identified by available exploration data and may differ from our experiences in other areas of our reserves.
     As a result, actual coal tonnage recovered from identified reserve areas or properties may vary from estimates or may cause our estimates to change from time to time. Any inaccuracy in the estimates related to our reserves could result in decreased royalties from lower than expected production by our lessees.